P.O. BOX 8016, CARY, NC 27512-9903

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

SYLA Technologies Co., Ltd.

Annual General Meeting of Shareholders

For Shareholders of record as of December 31, 2024

Friday, March 28, 2025 2:00 PM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 12:00 PM EST on March 21, 2025.

SYLA Technologies Co., Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM EST on March 21, 2025)

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of SYLA Technologies Co., Ltd., registered in the name of the undersigned on the books of the Depositary as of the close of business on December 31, 2024 at the Annual General Meeting of Shareholders of SYLA Technologies Co., Ltd., to be held on March 28, 2025 in Shibuya-ku, Tokyo, Japan

NOTE:
1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.
2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.
3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1, 2, 3, 4-1, 4-2, 4-3, 4-4, 4-5, 4-6 AND 4-7

	PROPOSAL	YOUR VOTE FOR	YOUR VOTE AGAINST	BOARD OF DIRECTORS RECOMMENDS
	Matters to be Resolved			
1.	Proposal: Approval of Financial Statements for the 16th Fiscal Year (From January 1, 2024 to December 31, 2024)	☐	☐	**FOR**
2.	Proposal: Appropriation of Surplus	☐	☐	**FOR**
3.	Proposal: Partial Amendment to the Articles of Incorporation	☐	☐	**FOR**
4.	Proposal: Election of Seven (7) Directors			
4-1.	Hiroyuki Sugimoto	☐	☐	**FOR**
4-2.	Yoshiyuki Yuto	☐	☐	**FOR**
4-3.	Takeshi Fuchiwaki	☐	☐	**FOR**
4-4.	Takahide Watanabe	☐	☐	**FOR**
4-5.	Tomoyoshi Uranishi	☐	☐	**FOR**
4-6.	Yozo Tachibana	☐	☐	**FOR**
4-7.	Keiji Torii	☐	☐	**FOR**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date ____________

Signature (if held jointly) ____________ Date ____________